UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Amendment No. 5
Under the Securities Exchange Act of 1934
Green Bankshares, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
394361208
(CUSIP Number)
J. Mark Manner, 315 Deaderick Street, Suite 1800, Nashville, Tennessee 37238, (615) 256-0500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 26, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	394361208

1	NAMES OF REPORTING PERSONS Scott M. Niswonger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,309,330

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,309,330

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,309,330

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 5 (this “Amendment”) to Schedule 13D (originally filed April 28, 2008) is being filed to report that Mr. Niswonger sent a letter to the Board of Directors of Green Bankshares, Inc. on October 26, 2009. A copy of this letter is attached to this Amendment as Exhibit 1. This Amendment also reports the acquisition of additional shares of common stock of Green Bankshares, Inc.
Item 1. Security and Issuer
The title and class of equity securities to which this statement relates is the common stock, $2.00 par value (the “Common Stock”) of Green Bankshares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 100 North Main Street, Greeneville, Tennessee 37743.
Item 2. Identity and Background
(a)	Name: Scott M. Niswonger

(b)	Residence or business address: P.O. Box 938, Greeneville, TN 37744-0938

(c)	Present Principal Occupation or Employment: Executive

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: United States.
Item 3. Source and Amount of Funds or Other Consideration
     The Common Stock has been acquired with personal funds of Mr. Niswonger. The total purchase price for the additional 111,166 shares purchased in open market transactions was $833,647.48.
Item 4. Purpose of Transaction
     Mr. Niswonger has acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Mr. Niswonger intends to review on a continuing basis his investment in the Common Stock, the Issuer’s business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.
     On October 26, 2009, Mr. Niswonger sent a letter to the Board of Directors of the Issuer which is attached as Exhibit 1 hereto, and is incorporated by reference herein. In this letter, Mr. Niswonger asked the Board to consider a material injection of additional capital – possibly $25 to $40 million – which Mr. Niswonger would participate in. Mr. Niswonger may in future meet with management and/or representatives of the Issuer to engage in discussions that may include matters relating to the strategy, business, assets, operations, management, capital structure, financial condition, additional capital needs, and/or future plans of the Issuer in an effort to enhance shareholder value.
Except as disclosed above, Mr. Niswonger has no plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	Mr. Niswonger owns 1,309,330 shares of the Issuer’s Common Stock which represents 9.94% of the outstanding Common Stock of the Issuer, as reported in its Quarterly Report on Form 10-Q filed August 7, 2009.

(b)	Mr. Niswonger has sole voting and dispositive power for the shares beneficially owned.

(c)	Mr. Niswonger has not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d)	Mr. Niswonger confirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by him.

(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits
1.	Letter from Mr. Niswonger to the Board of Directors of the Issuer dated October 26, 2009.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 27, 2009

By:	/s/ Scott M. Niswonger
Scott M. Niswonger

EXHIBIT 1
Scott M. Niswonger
1110 Myers Street
Greeneville, Tennessee 37743
(423) 783-1300
October 26, 2009
VIA HAND DELIVERY
Board of Directors
Attention: R. Stan Puckett
Green Bankshares, Inc.
100 North Main Street
Greeneville, TN 37743
Ladies and Gentlemen:
     As you know, I am currently a significant shareholder of Green Bankshares, Inc. (the “Bank” or the “Company”). I am confident each of you feels the frustrations that the Bank has experienced in its financial results and the market’s lack of confidence in our present circumstances.
     In this context, I am writing to request that you as a Board consider a proposal to bolster the capital of the Bank and, thereby attempt to resolve any market and regulatory concerns related to future credit deterioration. Additional capital would also provide an opportunity to position the Bank as a viable candidate for any asset dispositions that may become available as other institutions in our service area are resolved through the regulatory process. I am particularly concerned about the underlying and ongoing deterioration in asset quality due to the relative concentration in real estate lending. This deterioration, combined with recently announced management changes presents the Bank with a significant challenge going forward. However, there are many positive attributes of the Bank which I am convinced make it a viable player in the Tennessee market. I would like to help the Bank through this difficult period by identifying and participating in a material injection of additional capital – possibly $25 to $40 million. With additional capital and a proactive approach to the real estate exposure I believe the Bank can prosper once again given its established deposit franchise and branch network.
     While reported results may not indicate a current need for capital, I do not believe that we can dismiss the trends in real estate values and the impact that trend has had to the Bank and its peers. As the recent earnings and guidance from SunTrust demonstrate (reporting a nearly $400 million dollar after tax quarterly loan loss provisions), it is premature for banks to declare a “bottom” for real estate asset values. I fear the Bank’s concentration of real estate lending will result in additional loan write-downs and will have a negative impact on the capital account. As leading stakeholders we have a duty to the shareholders and employees to obtain additional insight into that exposure and the potential impact to the Bank. I would anticipate a confidential third-party review of the loan portfolio to provide me with that insight prior to making any investment.
     An infusion of capital will reduce the Company’s risk profile in these uncertain times, allowing the Bank to reassert itself as one of Tennessee’s leading financial institutions, and improving the lot of all stakeholders and the communities served by the Bank. Additional capital will allow the Bank to execute an organic expansion plan and to make opportunistic acquisitions, steps that will likely improve shareholder value. Many industry experts have opined that the current industry conditions represent a generational opportunity for healthy, well capitalized regional and community banks. Additional capital would permit management and the Board to consider acquisition of failed/failing banks, and take advantage of loss-share transactions that seems compelling. Additionally, I believe more capital will help improve conditions for the Bank employees. Capital should foster growth and growth in turn should foster career opportunities and attract new management candidates as the Bank addresses the announced departure of Mr. Puckett.
     Because the Bank’s charter contains a provision that limits the rights of shareholders that acquire in excess of 10% of the outstanding shares without your consent, I am formally asking that you waive these limitations. Waiver of these limitations can be qualified, and is provided for by Tennessee law. Your consent at this stage in no way limits your ability as a Board to negotiate the terms of any future capital infusion, or to consider if a capital infusion is in the best interest of the Bank and all of its shareholders. My hope is that you will consider this proposal as a positive opportunity to advance the Bank’s best interests.
     My non-binding proposal is (i) based upon publicly available information, (ii) subject to due diligence by my advisors and any potential investment partners, and (iii) subject to the execution of definitive agreements. I am willing, of course, to execute a standard confidentiality agreement before receiving any non-public information. Any investment would take the form of a purchase of newly issued shares and, as outlined, requires the prior approval of the Board of Directors for various legal reasons.
     I appreciate your consideration of this proposal and look forward to the Board’s approval of my confidential due diligence process. I look forward to a favorable response. Thank you.
Regards,
/s/ Scott M. Niswonger
Scott M. Niswonger

cc:	Robert Thompson, Bass Berry & Sims